18 Broomfield Ride
                                       Oxshott
                                       Surrey
                                      KT22 0LW




          PRIVATE AND CONFIDENTIAL


          The Board of Directors                             3rd October 1995
          October  1995
          Management Technologies Inc.
          335 Madison Avenue
          New York
          NY  10017                                           BY FAX



          Gentlemen

          I am writing to confirm my resignation from the Board of Management Technologies Incorporated (``MTi') as its President with effect from Tuesday 25th September 1995. I also give notice of my resignation from office and subsidiaries of MTI. Please confirm that these resignations are accepted and that appropriate notifications have been made. I confirm that I was forced to resign by reason of the conduct of the Board of
          Directors and actions of the Board incompatible with my membership of it and its fiduciary duties to shareholders. I do not consider that the Board has acted collectively in accordance with its fiduciary responsibilities to shareholders and others.

          By was of example, I would remind you of the memorandum from Claudio Guazzoni to the Board on 26th July 1995, a copy of which is enclosed. Mr. Guazzoni had apparently obtained emergency funding in the sum of US$300,000.00 for MTI from one source and meetings had been arranged with three other separate funding sources. Mr. Guazzoni complains that Mr. Svennilson, Mr. Sladden and other directors were unavailable for that Board meeting which put the proposed investment in jeopardy. Mr. Guazzoni alleged that Mr. Svennilson, Mr. Sladden and other directors had purposely not acted in the best interests of shareholders by violating their fiduciary obligations to shareholders. The Board has taken no action as a result of this memorandum from Mr. Guazzoni notwithstanding a number of requests by me. The funding which Mr. Svennilson has undertaken to provide has not materialised. Given the present financial circumstances of the Company, I find it inexplicable that no action has been taken.

          A second example relates to the proposed appointment of Mr. Morris as a director of MTI. Mr. Morris has sought to mount a management but-out of MTI Trading Systems Limited, the company of which he is Managing Director, at a price which does not represent the value of that business. The management buy-out offer was unsolicited and, in my judgment, the appointment of Mr. Morris to the Board would give rise to a clear conflict of interest on his part. I find it impossible to believe that such appointment was and was believed to be in the interest of shareholders.

          I expect outstanding sums due to me under my contract to be met. These are as follows:

          1. a bonus outstanding amounting to 21,000 British pounds in respect of Winter Partners' performance for the period ending 30th September 1995;

          2. a payment of US$100,000 admitted to be true and acknowledged to be so in Form 10k file with the SEC;

          3.   payment in respect of the outstanding 43 days' holiday;

          4. payment in respect of the outstanding period of my contract from 26th September 1995 until 31st May 1997 at the rate of 155,000 British pounds per annum, i.e. 258,333 British pounds;

          5.   Car allowance at the rate of  1200 British pounds per  month
               for the period until 31st May  1997,    i.e.    24,000
               British pounds.

          Kindly confirm that these payments will be made to me within 14 days of the date of this letter, failing which I shall take whatever action is appropriate to recover the same.

          Yours faithfully


          /s/ Keith Williams
          KEITH WILLIAMS



                         Zanett Capital Inc.      1339 COOPER STATION, N EW
          -------------------------------------------------------------- --

          YORK,  NY  10279
          ----------------

                                                       TELEPHONE:  212-343-
          2000
                                                        FACSIMILE:    212-
          343-2121

          CLAUDIO GUAZZONI
                     PRESIDENT

          TO:  BOARD OF DIRECTORS OF MTI
               AS A MATTER OF RECORD
               OF 25 JULY 1995

          1. As a Director, I requested an emergency meeting for Wednesday, July 28, 1995 at 8:00 a.m. based upon obtaining approval for the terms of emergency funding in the sum of $300,000 for the Company from one source.

          2. Furthermore, on the agenda there was to be discussion of meetings to be held with three separate funding sources, each of whom can supply the full $3 million we so desperately need. We have been presented with a Consulting Agreement from Mr. Belwal, a gatekeeper to a number of funding sources. We, as a Board, need to approve Mr. Belwal's non-exclusive Consulting Agreement in order to proceed with the meetings. If we do not like the terms of the funding obtained by Mr. Belwal, we need not accept his money. He gets paid only if and only when we accept his funding.

          3. Mr. Williams authorised the signing of the Notice of today's meting and was aware of the time and urgency of the meeting.

          4. Mr. Cataldo and myself, as Directors, separately contacted Mr. Svennilson and advised him of the meeting with ample time. Mr. Svennilson said he was raising funding himself, and that he absolutely did not approve of management's signing the contract with Mr. Belwal, thereby excluding other sources of funding besides himself.

          5. Both myself, Mr. Cataldo, and corporate counsel were available for the meeting which was not held as a result of not having a quorum and the apparent unavailability of Mr. Svennilson, Mr. Sladden, and other Directors.

          6. As there are material matters of great urgency facing the Company and a result of the delay in having the meeting, the $300,000 Investment is already in Jeopardy. It is my position Mr. Svennilson, Mr. Sladden, and other Directors have purposefully not acted in the best interests of all shareholders, violating their fiduciary obligation to shareholders.

          7. In the event the funding is not raised on favorable terms, I intend to hold Mr. Svennilson, Mr. Sladden and other Directors personally responsible for any loss to shareholders of the Company.

          8. I had meetings scheduled with two fund managers on Tuesday, July 25th. Because Mr. Svennilson refused to approve the signature of the Consulting Agreement, Mr. Belwal postponed the meetings until today. Upon further stubbornness and greed from Mr. Svennilson to hoard the financing all to himself, even today's meetings were canceled.

          9. I await your immediate response, at the meeting scheduled for tomorrow should be productive meeting in the interest of shareholders and the Company, and not a disruptive non-productive meeting which will further damage shareholders.

          10. Mr. Svennilson has done this Company and its shareholders a great disservice in trying to hoard the financing and the associated fees and discounts all to himself.

          11. Mr. Svennilson, as Chairman, has not acted in the best interest of all shareholders and I demand, as a Director, a full accounting from him.